SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDEMNTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___) *

Capital Growth Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

14019A107

(CUSIP Number)

Thomas J. Morgan, Esq.
Lewis and Roca, LLP
40 North Central Avenue
Phoenix, Arizona 85003
(602) 262-5712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously field a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14019A107	Page 2 of 7

1.	Names of Reporting Persons F. Francis Najafi1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 269,219,653
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 269,219,653
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,219,6532
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%3
14.	Type of Reporting Person (See Instructions) IN

1 Mr. Najafi is the president of Pivotal Capital Corporation, which is the manager of FFN Investments, LLC, which is the sole member of Pivotal Global Capacity , LLC.  Pivotal Global Capacity, LLC is the record owner of all securities subject to this Schedule 13D.

2 The securities held by Pivotal Global Capacity, LLC consist of debentures immediately convertible into 195,454,028 shares of the Issuer’s common stock, $0.0001 par value, and warrants immediately exercisable to acquire 73,765,625 shares of the of the Issuer’s common stock, $0.0001 par value.

3 The percentage is calculated based on a total of 168,233,180 shares of the of the Issuer’s common stock, $0.0001 par value, issued and outstanding as of November 5, 2010 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on  November 15, 2010.

CUSIP No. 14019A107	Page 3 of 7

1.	Names of Reporting Persons Pivotal Global Capacity, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WF, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 269,219,653
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 269,219,653
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,219,6534
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%5
14.	Type of Reporting Person (See Instructions) OO

4  See Footnote #2 above.

5 See Footnote #3above.

CUSIP No. 14019A107	Page 4 of 7

Item 1.	Security and Issuer
(a)	common stock, $0.0001 par value
(b)	Capital Growth Systems, Inc.
(c)	200 South Wacker Drive Suite 1650 Chicago Illinois 60606

Item 2.	Identity and Background The following information relates to F. Francis Najafi:
(a)	Name: F. Francis Najafi
(b)	Business Address: 3200 East Camelback Road, Suite 295, Phoenix, Arizona 85016
(c)	Occupation: Chief Executive Officer
Employer: Pivotal Group, Inc.
Principal Business: Private investment company
(d)	Criminal Convictions in Last Five Years: None
(e)	Civil Proceedings Regarding Securities Violation in Last Five Years: None
(f)	Citizenship: United States

The following information relates to Pivotal Global Capacity, LLC:
(a)	Name: Pivotal Global Capacity, LLC (“PGC”)
(b)	Place of Organization: Arizona
(c)	Principal Business: Hold investment in Issuer
(d)	Principal Office: 3200 East Camelback Road, Suite 295, Phoenix, Arizona 85016
(e)	Criminal Convictions in Last Five Years: None
(f)	Civil Proceedings Regarding Securities in Last Five Years: None

Item 3.	Source and Amount of Funds or Other Consideration

All funds to purchase the debentures and warrants were working capital funds of PGC or contributed to PGC by an affiliate.

Item 4.	Purpose of Transaction

The Issuer and its subsidiaries and affiliates (collectively, the “Debtors”) are currently debtors in possession in jointly administered Chapter 11 proceedings pending in the Bankruptcy Court for the District of Delaware, Case No. 10-12302 (PJW) (Jointly Administrated).  The debentures and warrants were acquired from the holders thereof to acquire control of a class of the Debtors’ creditors in the bankruptcy proceedings.  A plan of reorganization has been filed in the proceedings, but has not been confirmed.  PGC intends to acquire substantially all of the assets of the Debtor or control of the Debtor under the plan of reorganization upon confirmation.

CUSIP No. 14019A107	Page 5 of 7

The plan of reorganization as ultimately confirmed by the court may involve extraordinary corporate transactions among the Issuer, PGC and affiliates of PGC, a transfer of substantially all of the assets of the Issuer to PGC or an affiliate of PGC, a change in the composition of the current board of directors of the Issuer, a material change in the capitalization or dividend policy of the Issuer, and/or changes in the corporate organizational documents of the Issuer.  It is also anticipated that the Issuer’s common stock will cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and may become eligible for termination of registration under the Securities Exchange Act under Section 12(g)(4) thereof as a result of this transaction or under the plan.

Neither PGC nor any of its affiliates, at this time, intend to acquire any additional securities of the Issuer.  PGC currently does not intend to convert any of the debentures or exercise any of the warrants to acquire the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer
(a)(b)	Shares Owned:
Reporting Person	Shares	Percentage
F. Francis Najafi	269,219,653	61.5%
Pivotal Global Capacity, LLC	269,219,653	61.5%

(c)	Transactions Within Past 60 Days:
All debentures and warrants were purchased in a privately negotiated transaction that was funded on December 14, 2010 and released from escrow on December 15, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Security of the Issuer None.

Item 7.	Material to Be Filed as Exhibits Exhibit 1-Joint Filing Statement

CUSIP No. 14019A107	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2010	/s/ F. Francis Najafi
Date	F. Francis Najafi

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2010	/s/ F. Francis Najafi
Date	F. Francis Najafi, CEO of FFN Investments, LLC, sole member of Pivotal Global Capacity, LLC

EXHIBIT 1
Joint Filing Statement
Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13D under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of Capital Growth Systems, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate.  The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to such Schedule 13D, thereby incorporating the same into such Schedule 13D.

December 23, 2010	/s/ F. Francis Najafi
Date	F. Francis Najafi

December 23, 2010	/s/ F. Francis Najafi
Date	F. Francis Najafi, CEO of FFN Investments, LLC, sole member of Pivotal Global Capacity, LLC